Filed by MDC Partners Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: MDC Partners Inc.
Commission File No.: 001-13718
Date: June 2, 2021

FOR:	MDC Partners Inc.	CONTACT:	Michaela Pewarski
	One World Trade Center, FL. 65		MDC Partners
	New York, NY 10007		646 429 1812
mpewarski@MDC-Partners.com

MDC PARTNERS SPECIAL COMMITTEE RELEASES LETTER IN RESPONSE TO INDABA CAPITAL MANAGEMENT, L.P.

New York, NY, June 2, 2021 – The Special Committee of Independent Directors of MDC Partners Inc. (NASDAQ: MDCA)  (“MDC Partners” or the “Company”) today released the below letter in response to Indaba Capital Management, L.P. (“Indaba”) and the letter it sent on May 26, 2021 regarding the proposed business combination (the “Proposed Transaction”) involving MDC Partners and Stagwell Media (“Stagwell”).

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Dear Mr. Schrier,

We received your letter dated May 26, 2021, regarding the proposed business combination transaction between MDC Partners (“MDC”) and Stagwell Media (“Stagwell”).

While we have appreciated our dialogue over the past months, frankly we are surprised that you continue to misunderstand our process, the negotiation history, the strategic rationale for the transaction and the significant value the transaction has, and we believe, will continue to create for MDC shareholders.

We understand your desire to own an even bigger part of the combined company. However, the Special Committee worked for months to negotiate the best transaction possible for MDC shareholders. Notably, after many hard negotiations which achieved substantial increases in value for MDC shareholders, we were told by Stagwell that it was unwilling to provide MDC shareholders with more. We have no doubt that the resulting transaction is in the best interests of MDC shareholders.

In the meantime, MDC stock has rallied from $1.15 per share — before Stagwell publicly indicated its interest in combining with MDC in June 2020 — to nearly $5 per share now. This price movement is the hallmark of a transaction that has been well received by shareholders broadly. The transaction has already, and we believe likely will, continue to create value for MDC shareholders. Rarely, in our experience, does a stock quadruple during negotiations and announcement of a large acquisition; even more unusual is for a shareholder to oppose such a deal. MDC’s stock price closed at a three year high of $5.46 per share on May 20, around the same time that your firm paradoxically was complaining that the transaction did not provide sufficient value to MDC. Once you privately and publicly indicated your intention to vote against the deal, the stock declined as shareholders began to fear that this accretive transaction may not be approved. We believe a rejection of the transaction would be a mistake and would leave MDC a weaker company, and its stock less valuable, than if the deal were completed.

To put a fine point on it, we believe your concerns about the transaction are unfounded and misguided. Our sound and robust process, vigorous negotiations, strategic rationale and the opportunities for value creation are undeniable:

•	The Special Committee Was Created to Mitigate the Conflict of Interest -- You are correct, of course, that Mr. Penn is both the Chairman and CEO of MDC and the Managing Partner of Stagwell. As a result, within hours of Mr. Penn proposing a business combination transaction involving MDC and Stagwell, the MDC Board empaneled a Special Committee of independent directors to ensure the interests of MDC’s public shareholders were protected. The Special Committee negotiated with Stagwell for many months on behalf of MDC shareholders, from an arm’s length perspective, with the advice of independent financial advisors and its own lawyers. Your claim that Mr. Penn was “rooting” for Stagwell is not news to our Special Committee: Mr. Penn was always seen by the Special Committee as our counterparty, and we negotiated against him vigorously. This Special Committee approach is a conventional, well-understood solution to conflicts of interest that arise in dozens of merger and acquisition transactions every year, including every management buyout.

•	The Transaction Was Negotiated Over Many, Many Months and Achieved an Attractive Result -- As described fully in our proxy statement, the Special Committee engaged in a vigorous negotiation process and achieved a favorable outcome for MDC shareholders. The transaction was negotiated between the Special Committee and Stagwell over a six-month period. During that time, the Special Committee conducted extensive diligence on the Stagwell business and sought, and received, significant improvements in the economics and transaction terms. Importantly, the Special Committee understood the economy would recover from the pandemic, took account of both risks and opportunities to both companies and critically evaluated projections and assumptions offered by Stagwell. The final deal was the result of dozens of negotiation sessions and consideration of various scenarios for future performance of both businesses, aided by independent financial advisors and counsel. As described in our proxy statement, two independent financial advisors to the Special Committee rendered opinions that the percentage ownership of New MDC to be held by the holders of the MDC common shares upon completion of the Transaction is fair, from a financial point of view, to such holders (other than Mark Penn, Stagwell, Goldman Sachs and their respective affiliates).

•	The Strategic Merits of the Transaction Are Undeniable -- The transaction has financial and strategic merit, providing MDC with capabilities, scale, growth, cash flow and substantial deleveraging it cannot achieve independently. There are benefits to MDC from cross-selling, cost savings and market positioning opportunities that can uniquely be achieved through a combination with Stagwell. MDC, which has struggled for years to grow and which has never attracted viable strategic interest (despite multiple strategic review processes), will be a scaled, relevant and growing business once again after this combination. The new MDC will have manageable leverage, new digital capabilities and the ability to truly compete against the big four ad holding companies for the most lucrative marketing assignments from global clients.

•	The Transaction Creates Value for MDC Shareholders -- As noted, MDC stock has reacted very favorably to the transaction, appreciating significantly as shareholders have come to understand the strategic merits and opportunities of the combination, including $30 million in identified run-rate cost synergies. We believe MDC’s stock price would not be at these levels in the absence of the Stagwell deal because the market recognizes the unique merits of this combination. Obviously, we would all prefer an even higher stock price, but we certainly do not regret that the stock has quadrupled since the start of our negotiations with Stagwell, on significantly increased volume and with substantial, new investor interest.

We understand you would prefer more. We have a counterparty in Stagwell that has a strong business and has insisted on receiving a fair value for its contributions to the combined company. Notably, the economics of this transaction have been public since early October, and the Company has not received a single inquiry about an alternative transaction during that time.

You are, of course, welcome to exercise your voting rights in any manner you wish. We firmly believe that voting against this transaction is a mistake and risks leaving MDC in a much weaker position, with too much leverage and too little scale, and without the critical digital capabilities to compete in the future.

We are pleased with the reception to the transaction that we have received from shareholders large and small and are disappointed that your desire to have a greater stake in the combined business is seemingly blinding you to the significant merits of the present deal, as well as the value it has already created, and is putting the transaction at risk for all MDC shareholders.

We encourage Indaba to reconsider its stated opposition and join with other MDC shareholders to vote FOR this combination.

Sincerely,

The Special Committee of the Board of Directors of MDC Partners

About MDC Partners Inc.

MDC Partners is one of the most influential marketing and communications networks in the world. As “The Place Where Great Talent Lives,” MDC Partners is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world’s most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC Partners drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC Partners and its partner firms, visit our website at mdc-partners.com, sign up for investor-related updates and alerts, and follow us on LinkedIn.

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Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the Securities and Exchange Commission (the “SEC”).

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the “Form S-4”), under the section entitled “Risk Factors” in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the “Proxy Statement/Prospectus”), under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A and under the caption “Risk Factors” in MDC’s Quarterly Report on Form 10-Q for the quarter-ended March 31, 2021 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;

•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;

•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;

•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;

•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and

•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com.  MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus.  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 10, 2021 in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021 and in the Quarterly Report on Form 10-Q filed by MDC with the SEC on May 10, 2021.  Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC.  These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

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